July 30, 2010

Mr. Karl Hiller, Branch Chief,
Ms. Jenifer Gallagher
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-7010

Re:           Exterra Energy, Inc.
Item 4.02 Form 8-K
Filed on July 7, 2010
File No. 000-52319

Dear Mr. Hiller and Ms. Gallagher:

In response to your letter dated July 15, 2010, Exterra Energy, Inc. (“Registrant”) provided disclosures under Item 8.01 of the above referenced Form 8-K  regarding a complex series of events that started during  the second half of 2009. A subsequent Form 8-K was filed on July 27, 2010 disclosing the filing of a lawsuit by the Registrant to address and correct certain of the actions described in the July 7, 2010 Form 8-K.

During the period the events described in the July 7, 2010 Form 8-K were occurring, and based upon what the Registrant believed the facts to be at the time of each SEC filing, certain disclosures relating to the payment of outstanding  debt  and the number of shares of common stock outstanding varied.

As of July 7, 2010, when the Registrant determined that some disclosure was needed, it was still actively trying to deal with the related issues. The Registrant therefore determined that a narrative description of the events  and what actions it was taking would provide more understandable and comprehensive disclosure than providing bifurcated disclosures tailored to the requirements of each possibly applicable item in Form 8-K. In the Registrant’s efforts to alert readers of the Form 8-K as to what possible areas of disclosure the impact of the events described under Item 8.01 could involve, it listed five (5) Form 8-K disclosure items and referred the reader to the item 8.01 disclosures.

Upon reflection, and after discussions with its outside auditors, the Registrant does not believe its prior financial statements cannot be relied upon. Consequently it should not have made reference to item 4.02.

As requested in your letter, the undersigned acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ Todd R. Royal
Todd R. Royal
Chief Executive Officer